Mail Stop 3561

April 28, 2008

Mr. Yu Chang, President
China Agritech, Inc.
Room 3F No. 11 Building
Zhonghong International Business Garden
Future Business Center
Chaoyang North Road, Chaoyang District
Beijing, China 100024

       Re: China Agritech, Inc.
             Item 4.01 Form 8-K
             Filed April 24, 2008
             File No. 000-49608

Dear Mr. Chang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Disclose whether the former auditor's report on your financial statements for
    either of the past two years contained an adverse opinion, a disclaimer of opinion,
    or was qualified or modified as to uncertainty, audit scope or accounting
    principles and, if so, describe the nature of each adverse opinion, disclaimer of
    opinion, modification or qualification. Please refer to paragraph (a)(1)(ii) of Item
    304 of Regulation S-K for further information

2. We note your disclosure that Grobstein, Horwath & Company LLP, did not advise
    you with respect to any of the matters described in paragraphs (a)(2)(i) or (ii) of
    Item 304 of Regulation S-B. Please revise your disclosure to refer to the
    appropriate paragraphs of Regulation S-K, as Regulation S-B no longer applies to
    you.

3. Please provide a copy of your amended Form 8-K to your former auditor and
    amend your Form 8-K to include the letter required by paragraph (a)(3) of Item
    304 of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within
five business days or tell us when you will respond. You may wish to provide us with
marked copies of the amendment to expedite our review. Please furnish a cover letter
with your amendment that keys your responses to our comments and provides any
requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        If you have any questions, please call me at (202) 551-3832.

                                        Sincerely,

                                        Joshua Thomas
                                        Staff Accountant
                                        Office of Beverages, Apparel and
                                        Health Care Services

cc: Jing Zhang
     Via facsimile to (202) 654-3304